1700 East Putnam Avenue, Suite 400, Greenwich, Connecticut 06870-1366 t: +1 203 302 4100 f: +1 203 869 0558 www.withersworldwide.com

November 25, 2020

Via E-mail

Kathleen Collins, Accounting Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-1090

Re:	Rideshare Rental, Inc. (formerly YayYo, Inc.)-File No. 001-39132

Dear Ms. Collins:

Please accept this correspondence as the response of our client, Rideshare Rental, Inc., formerly YayYo, Inc. (the “Company”), to the most recent comment letter of the Division of Corporation Finance (the “Staff”), dated November 17, 2020, concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which the Company filed on March 31, 2020. Our reply to the sole comment included in the Staff’s letter can be seen below.

Comment One

Item 9A. Controls and Procedures, page 52

We note your response to prior comment 2. Please amend your Form 10-K to correct the conclusion regarding the effectiveness of your internal controls over financial reporting as of December 31, 2019. Also, revise your disclosures related to the effectiveness of your disclosure control and procedures as indicated in your response to prior comment 1.

We respectfully acknowledge the Staff’s comment. We have filed, simultaneous with this correspondence, an abbreviated version of the Company’s most recent annual report, on Form 10-K/A, amending and restating Item 9A to comply with the Staff’s comment. The amended disclosure we have filed is consistent with the response we submitted to the Staff as part of our correspondence dated November 16. In addition, we have included an explanatory note immediately following the cover page of the Form 10-K/A and new certifications from the Company’s Principal Executive Officer and Principal Financial Officer, as required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

If there are any questions I can answer about either the 10-K/A we have filed, or this response to your most recent comment letter, or about the Company generally, I can be reached at (203) 302-4084 or mrbarker@withersworldwide.com.

Very truly yours,

M. Ridgway Barker

cc:	Ramy El-Batrawi, Chief Executive Officer, Rideshare Rental, Inc.

direct: +1 203 302 4084 fax: +1 203 302 6613 e-mail: mr.barker@withersworldwide.com admitted in Connecticut and New York

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